UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 02 )*

Root9B Technologies Inc

(Name of Issuer)

CommonStock, par value $0.001 oper share

(Title of Class of Securities)

776650

(CUSIP Number)

Mark Elliott,  Root9B Technologies Inc  4521 Sharon Road, suite 300  Charlotte,  North Carolina  28211  Phone : 704-521-8077

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 09, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
GRANO JOSEPH J JR

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,778,280

	8	SHARED VOTING POWER
2,257,220

	9	SOLE DISPOSITIVE POWER
3,778,280

	10	SHARED DISPOSITIVE POWER
2,257,220

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,035,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.8%

14	TYPE OF REPORTING PERSON
N/A

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the shares of common stock, par value $0.001 per share (the "Common Stock") of Root9B Technologies, Inc., a Delaware corporation (the "Issuer"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Act"). The principal executive offices of the Issuer are located at 4521 Sharon Rd., suite 300 Charlotte, NC 28211

Item 2.	Identity and Background

(a)	Joseph J Grano, Jr

(b)	1185 Avenue of the Americas, suite 1750, New York, NY 10036

(c)	CEO and Chairman of root9B Technologies Inc 4521 Sharon Road, suite 300 Charlotte, NC 28211

(d)	none

(e)	none

(f)	United States

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is supplemented as follows:

Mr. Grano was granted a stock option to purchase 2,000,000 shares of the Issuer’s common stock at an exercise price of $0.61 per share in conjunction with his accepting the role of Chief Executive Officer of the Issuer. The stock option vested one third upon issuance and one third annually over the next two years.

Item 4.	Purpose of Transaction

The shares of common stock were acquired for investment purposes

(a)	none

(b)	none

(c)	none

(d)	none

(e)	none

(f)	none

(g)	none

(h)	none

(i)	none

(j)	none

Item 5.	Interest in Securities of the Issuer

(a)
The ownership percentage calculation was made based on there being 66,428,770 shares of common stock outstanding as follows: (i) 66,428,770 shares outstanding as of February 10, 2015 and(ii) 1,300,000 shares issuable upon the exercise of options issued to Centurion, and (iii) 991,667 shares issuable upon the exercise of options issued to Mr. Grano.

Mr. Grano has future rights to acquire an additional 1,333,334 shares of common stock upon the exercise of options resulting in rights to acquire a total of 6,806,613 shares of the Issuer’s common stock.

(b)
Mr. Grano beneficially owns 6,035,500 shares of common stock, representing 8.8% of the outstanding share of common stock as follows: (i) 957,220 shares of common stock held of record by Centurion, over which he shares voting and dispositive power with Mr. Orphanides; (ii) 1,300,000 shares of common stock that may be acquired by Centurion through the exercise of options at a strike price of $0.76 per share that are exercisable within 60 days, over which he shares voting and dispositive power with Mr. Orphanides, and (iii) 991,667 shares of common stock that may be acquired through the exercise of options at a strike price of $0.59 - $0.61 per share of that can be exercised within 60 days, over which he possesses sole voting and dispositive power, (iv) 2,681,613 shares of common stock held of record by the Trust, which he may acquire within 60 days, in which case he would possess sole voting and dispositive power and (v) 105,000 shares of common stock held by Mr. Grano.

(c)
457,220 shares of common stock were acquired by Centurion pursuant to the terms of an Agreement and Plan of merger by and between the Issuer, IPSA International, Inc. (“IPSA”) and IPSA International Services, Inc., a subsidiary of the Issuer, whereby the holders of IPSA’s equity securities were issued shares of the Issuer’s common stock as partial consideration for the merger. Mr. Grano has voting and dispositive power with Mr. Orphanides of Centurion.

Transaction Date	Shares or Unites Purchased (Sold)	Price Per Share or Unit

(d)	not applicable

(e)	not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer none

Item 7.	Material to Be Filed as Exhibits

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2015	By:	/s/ Joseph J Grano Jr

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)